Alamos Gold Inc.
TSX:AGI | NYSE:AGI

May 28, 2021

To: The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 27, 2021.

Total Shares Voted: 300,039,544
Total Shares Issued and Outstanding: 392,739,331
Total Percentage of Shares Voted: 76.40%

1.    Election of Directors

Each of the nominee directors listed in Alamos’ management information circular dated April 7, 2021 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	238,711,961	87.89	32,877,202	12.11
David Fleck	234,828,132	86.46	36,761,032	13.54
David Gower	270,058,952	99.44	1,530,212	0.56
Claire M. Kennedy	267,750,992	98.59	3,838,173	1.41
John A. McCluskey	271,152,873	99.84	436,290	0.16
Monique Mercier	267,788,036	98.60	3,801,128	1.40
Paul J. Murphy	250,464,021	92.22	21,125,143	7.78
J. Robert S. Prichard	267,854,435	98.62	3,734,730	1.38
Kenneth Stowe	271,053,761	99.80	535,403	0.20

2.    Appointment and Compensation of Auditors

KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	298,938,152	99.63	1,101,391	0.37

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

3.    Approval of Approach to Executive Compensation

The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	266,432,281	98.10	5,156,881	1.90

2 | ALAMOS GOLD INC